SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Spectral AI, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

77732R103

(CUSIP Number)

C. Robert Bruner

Haynes and Boone, LLP

2801 N Harwood Street, Suite 2300

Dallas, Texas 75201

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77732R103

1	NAME OF REPORTING PERSONS John Michael DiMaio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,479,053
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,479,053
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,479,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%*
14	TYPE OF REPORTING PERSON IN

*

This calculation is based on 14,494,464 shares of Common Stock of the Issuer outstanding, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2023.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.0001 per share (“Common Stock”), of Spectral AI, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The principal executive office of the Issuer is located at 2515 McKinney Avenue, Suite 1000, Dallas, Texas 75201.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”), on behalf of John Michael DiMaio (the “Reporting Person”).

(b)	The address of the principal business and the principal office of the Reporting Person is 6125 Luther Lane, Dallas, Texas 75225.

(c)	The Reporting Person is principally engaged in the practice and administration of health care.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person received 2,477,855 of the shares of Common Stock of the Issuer covered by this Statement in connection with a business combination (completed pursuant to the terms of the Business Combination Agreement, dated April 11, 2023 (the “Business Combination Agreement”)), involving Rosecliff Acquisition Corp I, a Delaware corporation (“RCLF”), Ghost Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of RCLF (“Merger Sub I”), Ghost Merger Sub II LLC, a Delaware limited liability company and wholly owned subsidiary of RCLF (“Merger Sub II”), and Spectral MD Holdings, Ltd., a Delaware corporation (“Old Spectral”), pursuant to which, among other transactions, on September 11, 2023 (the “Closing Date”), Merger Sub I merged with and into Old Spectral (the “First Merger”), with Old Spectral surviving the First Merger as a wholly-owned subsidiary of RCLF, and, immediately following the First Merger, Old Spectral merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger and other transactions described in the Business Combination Agreement, the “Business Combination”), with Merger Sub II surviving the Second Merger as a direct, wholly-owned subsidiary of RCLF. The Reporting Person received the shares of Common Stock of the Issuer covered by this Statement as merger consideration in exchange of securities held in Old Spectral.

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, which is incorporated herein by reference to Exhibit 99.1 of this Schedule 13D.

The Reporting Person acquired 1,198 of the shares of Common Stock of the Issuer covered by this Statement, in multiple open market transactions for an aggregate purchase price of approximately $6,988, including commissions, as further disclosed in Item 5(c) of this Schedule 13D, which is incorporated by reference herein. The source of funds for the purchase of such shares of Common Stock of the Issuer was the personal funds of the Reporting Person.

Item 4.	Purpose of the Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Person filed an initial Schedule 13G on September 21, 2023, at such time as his aggregate share ownership crossed the applicable reporting threshold. The shares of Common Stock of the Issuer covered by this Statement were originally acquired by the Reporting Person prior to October 20, 2023, in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

On October 20, 2023, the Reporting Person, together with other stockholders of the Issuer, Erich Spangenberg and ELS 1960 Family, L.P. (“ELS”), sent a letter to the board of directors of the Issuer (the “Board of Directors”) formally requesting that the Board of Directors (i) take immediate action to extend an invitation to the Reporting Person to join the Board of Directors and (ii) thereafter, appoint the Reporting Person as a director of the Board of Directors (the “Letter”). The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by the full text of the Letter, which is incorporated herein by reference to Exhibit 99.3 of this Schedule 13D. In addition, the Reporting Person has in the past, and may in the future, engage in discussions with the Issuer’s management, Board of Directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, composition of the Board of Directors, and governance of the Issuer. For example, the Reporting Person, together with Mr. Spangenberg and ELS, intends to propose (i) increasing the number of directors serving on the Board of Directors in order to bring additional skill sets and relationships to the Board of Directors, (ii) creating additional specialized standing committees of the Board of Directors, including, in addition to an executive committee, committees focused on finance, regulatory approvals, technology, and commercialization, (iii) identifying and nominating certain candidates to serve on the Board of Directors in addition to those, at the current time, up to four individuals currently serving on the Board of Directors, and (iv) seeking additional distinguished members to serve on the Board of Directors to further support the Issuer.

The Reporting Person intends to review his investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Person or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although this Item 4 reflects plans and proposals presently contemplated by the Reporting Person with respect to the Issuer, the information herein is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth herein will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person currently has no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of his overall investment portfolio and strategies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Person acknowledges and agrees that it is acting as a “group” with other stockholders of the Issuer, Erich Spangenberg and ELS, within the meaning of Section 13(d) of the Act. Based in part on information provided by or on behalf of Mr. Spangenberg and ELS, as of October 26, 2023, such a “group” would be deemed to beneficially own an aggregate of 7,215,184 shares of Common Stock of the Issuer, or 49.8% of the total number of shares of Common Stock of the Issuer outstanding. Mr. Spangenberg and ELS separately make a joint Schedule 13D filing reporting their beneficial ownership of shares of Common Stock of the Issuer.

Pursuant to Rule 13d-4 of the Act, the Reporting Person expressly declares that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person, including without limitation Mr. Spangenberg and ELS. The Reporting Person expressly disclaims that it has agreed to act as a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act other than as described in this Schedule 13D.

(b)	Number of shares as to which the Reporting Person has

(i)	sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)	Transactions in the shares of Common Stock of the Issuer that were effected during the past 60 days by the Reporting Person are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Price Per Share (1)	Description of Transaction
09/12/2023	John Michael DiMaio	800	$6.00	Open market purchases
09/12/2023	John Michael DiMaio	200	$5.94	Open market purchases
09/13/2023	John Michael DiMaio	2	$5.02	Open market purchases
09/13/2023	John Michael DiMaio	1	$5.14	Open market purchases
09/13/2023	John Michael DiMaio	0.015	$5.14	Open market purchases
09/13/2023	John Michael DiMaio	195	$5.05	Open market purchases

(1)	Average price per share including commissions.

(d)

No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Pursuant to the Amended and Restated Registration Rights and Lock-Up Agreement, dated September 11, 2023, by and among the Issuer and its directors and officers, Rosecliff Acquisition Sponsor I LLC, and certain former stockholders of Old Spectral (including the Reporting Person) (the “Registration Rights Agreement”), the Reporting Person and certain other persons agreed, among other things, that the shares of Common Stock of the Issuer received as merger consideration in connection with the Business Combination may not be transferred until the date on which the last reported sale price of the shares of Common Stock of the Issuer equals or exceeds $12.50 per share for any 10 trading days within any 30-trading day period commencing after the Closing Date or, if earlier, the date that is 180 days after the Closing Date. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is incorporated herein by reference to Exhibit 99.2 of this Schedule 13D.

Except as otherwise described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any other person with respect to the shares of Common Stock of the Issuer or any other securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

99.1	Business Combination Agreement, dated April 11, 2023, by and among the Issuer, Old Spectral, Merger Sub I, and Merger Sub II (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 15, 2023).

99.2	Amended and Restated Registration Rights and Lock-Up Agreement, by and among the Issuer, Rosecliff Acquisition Sponsor I LLC, and certain other parties thereto (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 15, 2023).

99.3	Letter to the Board of Directors of the Issuer, dated October 20, 2023 (incorporated herein by reference to the Schedule 13D filed jointly by Erich Spangenberg and ELS 1960 Family, L.P. with the SEC on October 26, 2023).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 26, 2023

JOHN MICHAEL DIMAIO

By:	/s/ John Michael DiMaio
Name:	John Michael DiMaio